[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

(212) 318-6053

keithpisani@paulhastings.com

March 4, 2009                                                                                                                                59104.00031

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Resale Registration Statement on Form S-3

To whom it may concern:

Please be advised that the enclosed resale registration statement on Form S-3 of Strategic Hotels & Resorts, Inc. (the “Company”) and the Company’s universal shelf registration statement on Form S-3 also filed today are being filed to replace the Company’s automatic shelf registration statement (SEC File No. 333-133353). As of the filing of the Company’s Form 10-K on March 2, 2009, the Company is no longer eligible to use an automatic shelf registration statement.

Please do not hesitate to contact me with any questions.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

FOR PAUL, HASTINGS, JANOFSKY & WALKER LLP

KDP